SECURITIES AND EXCHANGE COMMISSION

17009488

SEC Mail Processing Section

MAR 03 2017

Washington DC
414

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8- 67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bridge Capital Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Main Street
(No. and Street)

Lilburn	**GA**	**30047**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski **(770) 923-9632**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Carrie Wisniewski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bridge Capital Associates, Inc., as

of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie Wisniewski
Signature

President
Title

Tiffany Messenger
Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
December 31, 2016
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Owner of
Bridge Capital Associates, Inc.

We have audited the accompanying financial statements of Bridge Capital Associates, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bridge Capital Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridge Capital Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Bridge Capital Associates, Inc. financial statements. The information is the responsibility of Bridge Capital Associates, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Bridge Capital Associates, Inc.

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc. as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Bridge Capital Associates, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Bridge Capital Associates, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

February 28, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

February 28, 2017

Carrie Wisniewski
Bridge Capital Associates, Inc.
127 Main Street
Lilburn, GA 30047

Dear Carrie:

We have audited the financial statements of Bridge Capital Associates, Inc. for the year ended December 31, 2016, and have issued our report thereon dated February 28, 2017. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audits. We have communicated such information in our engagement letter to you dated December 19, 2016. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2016. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements at December 31, 2016.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosure affecting the financial statements at December 31, 2016.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. There were no significant misstatements detected as a result of audit procedures, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We requested certain representations from management that were included in the management representation letter dated February 28, 2017.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior year, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of you and Bridge Capital Associates, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

A. Michael Rubio

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	625,247
Accounts receivable		276,492
Prepaid expenses		53,520
Equipment and leasehold improvements, net of depreciation of $30,984		30,003
Due from related parties		2,270
Total Assets	***$***	***987,532***

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and other accrued liabilities	$	83,971
Commissions Payable		227.053
Distribution payable		80,000
Due to stockholder		579
Due to related party		86,522
Deferred revenue		76,408
Total Liabilities		554,533
STOCKHOLDER'S EQUITY		***432,999***
Total Liabilities and Stockholder's Equity	***$***	***987,532***

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES	
Commissions	$ 17,393,617
Fees from branches and brokers	406,796
Interest income	474
Other income	38
Total revenues	17,800,925
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions and fees	$ 16,779,029
Employee compensation and benefits	380,581
Occupancy	40,335
Other operating expenses	497,684
Total expenses	17,697,629
NET INCOME	$ 103,296

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 103,296
Adjustments to reconcile net income to net cash used by operations:	
Depreciation	5,485
Increase in accounts receivable	(165,628)
Increase in accounts payable and accrued liabilities	36.533
Increase in prepaid expenses and other assets	(22,415)
Decrease in due from related party	86,522
NET CASH PROVIDED BY OPERATING ACTIVITIES	43,793
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(12,876)
NET CASH USED BY INVESTING ACTIVITIES	(12,876)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(89,000)
Note payable – insurance financing	(11,394)
Decrease in due to stockholder	405
NET CASH USED BY FINANCING ACTIVITIES	(99,989)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(69,072)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	694,319
End of year	$ 625,247
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 204

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	100	$ 100	$ 27,400	$ 391,203	$ 418,703
Net income				103,296	103,296
Distributions to stockholder				(89,000)	(89,000)
Balance, December 31, 2016	100	$ 100	$ 27,400	$ 405,499	$ 432,999

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Georgia corporation, was organized in January 2007 and became broker-dealers in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable from branches and brokers that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer and broker receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Commission Revenues: Commission revenues include fees from securities offerings in which the company acts as agent. Commission revenues are recorded upon settlement.

Equipment and Leasehold Improvements: Equipment and Leasehold Improvements are recorded at cost. Depreciation is provided by use of straight line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Adverting costs are charged to expense as incurred.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $297,767 which was $265,892 in excess of its required net capital of $31,875 and its ratio of aggregate indebtedness to net capital was 1.60 to 1.0.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole shareholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and SEC Compliance Associates, Inc. (SEC) and is the sole member

NOTE C — RELATED PARTIES AND LEASE COMMITMENTS (CONTINUED)

of Headstrong Properties, LLC (Headstrong). BDCA and SEC are regulatory compliance consulting firms, and Headstrong owns the office building where the Company maintains its main office.

The Company has an expense sharing agreement with BDCA. Under the agreement, BDCA provides the Company with certain general and administrative support in exchange for fees. Expenses under the expense sharing agreement for 2016 were approximately $471,070. As of December 31, 2016 the Company had an intercompany payable to BDCA of $86,522.

The Company declared distributions totaling $89,000 to its owner of which $80,000 was unpaid at December 31, 2016.

The Company leases space in buildings owned by Headstrong in Lilburn, Georgia and Ponce Inlet, Florida under short-term leases that total $3,500 per month. Rent expense under these related party lease agreements totaled $40,335 for the year ended December 31, 2016.

NOTE D — LINE OF CREDIT

The Company has a $50,000 revolving line of credit agreement with a bank, which expires on May 30, 2017. The line of credit bears interest at 5% per annum payable monthly, and is personally guaranteed by the stockholder. At December 31, 2016, there was no outstanding balance.

NOTE E – CONCENTRATIONS

Approximately 75% of the commissions revenue were from three customers in 2016.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BRIDGE CAPITAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity	$ 432,999
Less non allowable assets:	
Prepaid expenses	(53,520)
Accounts receivable	(49,439)
Equipment and leasehold improvements	(30,003)
Due from affiliates	(2,270)
	(135,232)
Net capital before haircuts	297,767
Less haircuts	0
Net capital	297,767
Minimum net capital required	31,875
Excess net capital	$265,892
Aggregate indebtedness, liabilities less unearned revenue	$478,125
Net capital based on aggregate indebtedness	$ 31,875
Ratio of aggregate indebtedness to net capital	1.60 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

Net capital as reported in Part IIA of Form X-17 a-5	$ 265,737
Net effect of unrecorded revenue and related commissions payable	155
Net capital as reported above	$ 265,892

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Bridge Capital Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bridge Capital Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bridge Capital Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Bridge Capital Associates, Inc. stated that Bridge Capital Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bridge Capital Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Capital Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

BRIDGE CAPITAL
ASSOCIATES INC

phone 770-923-9632
fax 770-923-9760

info@bridgecapitalassociates.com

127 Main Street
Lilburn, GA 30047

January 17, 2017

BRIDGE CAPITAL ASSOCIATES, INC.
ANNUAL EXEMPTON REPORT

Bridge Capital Associates, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Bridge Capital Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exceptions.

Sincerely,

F8F8B7E0ABF0460...
Carrie Wisniewski
DocuSigned By: Carrie Wisniewski

Carrie Wisniewski
President/Founder